TATA

06010474

82-3733

20th January 2006
BP/AD-M1A/33

SEC MAIL RECEIVED PROCESSING WASH., D.C. 213 SECTION

The Stock Exchange
Corporate Relationship Dept.
1st floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

Dear Sirs,

Audited Financial Results for the quarter
ended 31st December 2005

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Audited Financial Results of the Company for the quarter ended 31st December 2005, which were approved by the Board of Directors of the Company at its meeting held today. We also forward herewith a copy of the Press Release issued by the Company.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

Encls.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
JAN 2 3 2006
THOMSON
FINANCIAL

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

AUDITED FINANCIAL RESULTS FOR THE QUARTER/NINE MONTHS ENDED 31ST DECEMBER, 2005

Particulars	Quarter ended		Nine months ended		Year ended
	31-Dec-05	31-Dec-04	31-Dec-05	31-Dec-04	31-Mar-05
	Audited	Unaudited	Audited	Unaudited	Audited
	MUs	MUs	MUs	MUs	MUs
1. Generation	3,208	3,241	10,379	9,973	13,283
2. Sales	3,352	3,056	10,310	9,456	12,663
	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores
3. a) Revenue from Power Supply	1,162.43	869.61	3,187.06	2,794.45	3,655.39
b) Income from Other Operations	68.94	71.29	204.63	173.69	275.05
	1,231.37	**940.90**	**3,391.69**	**2,968.14**	**3,930.44**
4. Expenditure					
a) Staff Cost	44.73	36.74	125.20	90.24	155.40
b) Cost of Power Purchased	208.08	103.40	452.70	316.69	415.70
c) Cost of Fuel	645.33	456.96	1,759.98	1,401.94	1,863.98
d) Cost of components, materials and services in respect of contracts	53.66	52.84	168.58	123.12	187.45
e) Other expenditure	82.75	67.29	207.05	240.29	355.19
f) Total expenditure (4a to 4e)	1,034.55	717.23	2,713.51	2,172.28	2,977.72
5. Operating Profit	196.82	223.67	678.18	795.86	952.72
6. Other Income	176.56	78.85	250.18	195.05	387.13
7. Interest and Finance Charges	42.42	42.88	123.30	151.36	191.44
8. Gross Profit after Interest and finance charges but before Depreciation and Tax (5+6-7)	330.96	259.64	805.06	839.55	1,148.41
9. Depreciation	71.18	60.75	204.94	256.76	359.62
10. Provision for Contingencies					30.00
11. Profit before tax (8-9-10)	**259.78**	**198.89**	**600.12**	**582.79**	**758.79**
12. Provision for Taxation					
Current Tax	33.94	49.36	141.10	149.23	158.88
Deferred Tax	(4.43)	12.26	(18.29)	52.75	48.55
Fringe Benefit Tax	2.62		5.59		
13. Net Profit after tax (11-12)	**227.65**	**137.27**	**471.72**	**380.81**	**551.36**
14. Statutory & Special Appropriations					(3.73)
15. Distributable Profit (13-14)					555.09
16. Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.92	197.92	197.92	197.92	197.92
17. Reserves including Statutory Reserves					4,363.13
18. Basic Earnings per Share on Net Profit after tax (not annualised) (In Rupees)	11.49	6.93	23.81	19.22	27.83
19. Diluted Earnings per Share on Net Profit after tax (not annualised) (In Rupees)	10.78	6.93	22.41	19.22	27.65
20. Aggregate of non-promoter shareholding					
No. of shares			13,39,76,160	13,36,24,774	13,36,50,822
% of shareholding			67.70	67.52	67.54
21. Final Dividend (Proposed)					
Rate per share (Face Value Rs. 10/-) (In Rupees)					7.50
Amount (Rs. in crores)					148.60

1. The above results were reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on 20th January, 2006.

2. The Auditors Report on the financial statements for the year ended 31st March, 2005, refers to the approvals from the relevant authorities awaited in respect of special appropriations to Deferred Taxation Liability Fund of Rs. 106.63 crores in 2001-02 and Rs. 22.93 crores in 2002-03 considered in the computation of "Capital Base" and "Clear Profits" under the Sixth Schedule to the repealed Electricity (Supply) Act, 1948. The approvals are awaited as at 31st December, 2005.

3. Staff Cost and Other Expenditure for the quarter and nine months ended 31st December, 2004 are net of amounts written back aggregating to Rs. Nil and Rs. 22 crores and Rs. Nil and Rs. 17.70 crores respectively.

4. The tariff in respect of the Mumbai Licensed Area for the period ended 31st December, 2005 is based on the Tariff Order dated 11th June, 2004 issued by the Maharashtra Electricity Regulatory Commission (MERC) for the years 2003-04 and 2004-05. The Annual Revenue Requirement (ARR) and Tariff Petition of the Company for the year 2005-06 is being processed by MERC. The Maharashtra Electricity Regulatory Commission (Terms and Conditions of Tariff) Regulations, 2005 came into force with effect from 26th August, 2005. These Regulations supercede the Maharashtra Electricity Regulatory Commission (Terms and Conditions of Tariff) Regulations, 2004. Adjustments, if any, will be made on receipt of the MERC Order which is awaited. Further, the quarterly/nine months results do not reflect the adjustments required to be made towards Statutory Appropriations, for which adjustments will be made for the year as a whole. Accordingly, the quarterly/nine months results are not representative of the annual performance.

5. During the quarter ended 31st December, 2005, the Company has commissioned its new 120MW thermal power unit at Jojobera, Jharkhand.

6. During the quarter ended 31st December, 2005, the Company has sold its entire equity holding in its wholly owned subsidiaries - The Tata Power Broadband Company Ltd. and Alaknanda Hydro Power Company Ltd. The resultant profit of Rs.131.97 crores has been included under "Other Income".

7. During the quarter ended 31st December, 2005 the Company has invested Rs. 4.01 crores in the equity share capital of Maithon Power Ltd.(MPL) being 74% equity to be acquired by the Company alongwith its Affiliates as per the Shareholders Agreement of the Company with Damodar Valley Corporation and Maithon Power Limited. Consequently, MPL has become a Subsidiary of the Company.

8. During the quarter ended 31st December, 2005, with the acquisition of 50,000 shares of Nelco Ltd. by Af-Taab Investment Co. Ltd.a subsidiary of the Company, Nelco Ltd. has become a subsidiary of the Company. Further, Nelco Ltd. holds 83% of the share capital of Tatanet Services Ltd. (formerly Tatanet Broadband Wireless Ltd.). Consequently, Tatanet Services Ltd. has also become a subsidiary of the Company.

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

Rs. Crores

Particulars	Quarter ended		Nine months ended		Year ended
	31-Dec-05	31-Dec-04	31-Dec-05	31-Dec-04	31-Mar-05
	Audited	Unaudited	Audited	Unaudited	Audited
Segment Revenue					
Power business	1,168.51	883.64	3,215.86	2,819.82	3,683.11
Others	63.72	68.94	179.90	164.76	257.93
Total Segment Revenue	1,232.23	952.58	3,395.76	2,984.58	3,941.04
Less: Inter segment revenue	0.86	11.68	4.07	16.44	10.60
Net Sales/Income from Operations	**1,231.37**	**940.90**	**3,391.69**	**2,968.14**	**3,930.44**
Segment Results					
Power business	135.36	201.21	485.36	586.93	616.87
Others	(6.12)	2.17	(7.36)	5.83	10.86
Total Segment Results	129.24	203.38	478.00	592.76	627.73
Less: Interest Expense	36.20	42.07	109.98	129.96	166.98
Add: Unallocable Income net of unallocable expense	166.74	37.58	232.10	119.99	298.04
Total Profit Before Tax	**259.78**	**198.89**	**600.12**	**582.79**	**758.79**
Capital Employed					
Power business	3,723.63	3,674.58	3,723.63	3,674.58	3,375.11
Others	187.90	86.49	187.90	86.49	121.21
Total Capital Employed	**3,911.53**	**3,761.07**	**3,911.53**	**3,761.07**	**3,496.32**

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.
Others - Electronics, Project Consultancy etc.

TATA

TATA

immediate use **PRESS RELEASE**

Tata Power Q3 PAT up 65.84% at Rs. 227.65 Crores
Revenues up 30.87 % at Rs. 1231.37 Crores

- **Sales Volume up 9.69 % at 3352 MUs**
    - ***Sales in Mumbai license area up 7.54% at 2840 MUs***
- **120 MW Jojobera plant commissioned**
- **To set up 350 MW generation projects for Mumbai**
- **Sale of Tata Power Broadband to VSNL**

Mumbai 20th January 2006: The Tata Power Company Limited, India's largest private power generating company, today announced its audited financial results for the quarter ended December 31, 2005.

Highlights – Q3 FY06:

- Tata Power reported net profits at Rs. 227.65 crores on revenues of Rs. 1231.37 crores. During the corresponding quarter last year profits and revenues were Rs. 137.27 crores and Rs. 940.90 crores respectively. Sales Volume during the Quarter showed increase by 9.69% at 296 MUs, while units sold in the Mumbai licence area increased by 7.54%.

- During the Quarter, the Company completed the sale of Tata Power Broadband Company Ltd. to Videsh Sanchar Nigam Ltd. (VSNL) for a consideration of Rs. 201.97 crores. The above resulted in profit of Rs. 131.97 crores. Tata Power also sold its entire shareholding in Alaknanda Hydro Power Company Limited (AHPC) to GVK Hydel Private Limited for a consideration of Rs. 3.12 crores.

- Consequent to the Company acquiring 74% stake in Maithon Power Limited (MPL), MPL became a subsidiary this quarter. Nelco Ltd. has also become a subsidiary of the Company.

- Due to an exceptionally good water level in Tata Power's lakes post a good monsoon season, the Company has been able to generate higher electricity from its hydro power plants thus optimizing the balance between hydro and thermal generation and reducing the pressure of rising fuel costs on its consumers.

- Tata Power has also been sourcing 200 MW of power for Mumbai city from outside Maharashtra, to meet its growing power supply needs.

Projects

- The 120 MW Jojobera plant was successfully commissioned during the quarter.

- The Company is actively working on adding a 250 MW generation unit at Trombay and another 100 MW generation unit in the license area. This addition will significantly augment power supply to Mumbai, in the face of a looming power shortage.

- Tata Power is also actively pursuing feasibility studies and clearances for its MoUs signed for the setting up of mega power plants with the Government of Jharkhand (3,000 MW), the Government of Maharashtra (1,500 MW) and for its JV with the Damodar Valley Corporation (1,000 MW).

Awards:

During the Quarter Tata Power won several awards as a recognition for its operational excellence :

- CII EXIM Bank Award 2005-"Certificate for Strong Commitment to Excel"

- "Energy Efficient Unit Award" at the National Award for Excellence in Energy Management – 2005 for T&D divisions conducted by CII.
- Golden Peacock Special Commendation Certificate for the year 2005 for Jojobera Division.

Powerlinks Transmission Limited: The 51% joint venture with PowerGrid Corporation for the construction of 400 kV transmission lines from TALA (Bhutan) to Delhi region is nearing completion and will be ahead of the scheduled commissioning date of July 2006. This is India's first inter-state transmission project with private sector participation.

North Delhi Power Limited (NDPL): "The Tata Power-Delhi Government Joint Venture has continued to improve its performance and has ended Q3 FY06 on a high note with the following key achievements:

- AT&C losses has touched an all time low of 31.99 % as on December '05 as compared to 36.3% for last financial year.
- NDPL has bagged the Commendation certificate from CII EXIM Award committee for Business Excellence and has become the first power distribution utility and youngest company in the country to have achieved this distinction.
- NDPL has become a signatory to the UN Global Compact Charter and is now part of an elite group of 1200 organizations world over, committed to uphold the ten principles in the areas of human rights, labour, environment and anti-corruption.

Tata Power Trading Company Ltd. (TPTCL) –traded **about 96.5** MUs during the Quarter. TPTCL **sold power to** MSEB, Uttar Pradesh Power Corporation Limited (UPPCL), Haryana Power Generation Corporation Limited (HPGCL), MPSEB, Delhi Transco Limited (DTL) and Chattisgarh State Electricity Board (CSEB).

Highlights for nine months:

- Tata Power reported net profits up by 23.87% at Rs. 471.72 crores and revenues up at 14.27% at Rs. 3391.69 crores, in the corresponding period last year profits and revenues were Rs. 380.81 crores and Rs. 2968.14 crores respectively.

- Sales Volume has increased by 9.03% to 10310 MUs and generation by 4.07% at 10379 MUs compared to the corresponding period last year.

Commenting on the performance this quarter, Mr. A J Engineer, Head - Tata Power Co. Ltd., said, "The results during the quarter reflect the synergies of growth driven by its various initiatives both in the license area in Maharashtra and also its captive power plants in Jamshedpur and various other diversified businesses. Tata Power continues to take further initiatives for additional generation in Maharashtra to meet the future needs in Mumbai and possible neighbouring regions"

About Tata Power:

The Tata Power Company Limited is India's largest private sector generating company with an installed generation capacity of 2300 MW. The Company has emerged as a pioneer in the Indian power sector, with a track record of performance, customer care and sustained growth. Tata Power has a presence in all areas of power sector -generation (thermal, hydro, solar and wind), transmission and distribution.

For further information please contact:

Shalini Singh
Chief, Corporate Communications
The Tata Power Company Limited
Phone: 5665 8748
Email: shalinis@tpc.co.in

Navin Tauro / Swati Sundareswaran
Vaishnavi Corporate Communications
Phone: 56568787/ 55; Fax: 56568788
Email: ntauro@vccpl.com / ssundareswaran@vccpl.com